UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

SCHEDULE 13G
(Amendment No. )*

Under the Securities Exchange Act of 1934

ReWalk Robotics Ltd.

(Name of Issuer)

Ordinary Shares, NIS 0.01 par value

(Title of Class of Securities)

M8216Q-10-1

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Pontifax (Israel) II—Individual Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 131,663*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 131,663*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,663*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.1%**
12	TYPE OF REPORTING PERSON (See Instructions): PN

*See Item 4.
** Based on 11,978,554 ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares") of the issuer outstanding as of December 31, 2014, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Pontifax (Israel) II, L.P
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 338,910*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 338,910*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 338,910*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.83%**
12	TYPE OF REPORTING PERSON (See Instructions): PN

*See Item 4.
** Based on 11,978,554 Ordinary Shares outstanding as of December 31, 2014, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Pontifax (Cayman) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 450,687*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 450,687*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 450,687*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.77%**
12	TYPE OF REPORTING PERSON (See Instructions): PN

*See Item 4.
** Based on 11,978,554 Ordinary Shares outstanding as of December 31, 2014, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Pontifax Management II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 921,260*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 921,260*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 921,260*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%**
12	TYPE OF REPORTING PERSON (See Instructions): PN

*See Item 4.
** Based on 11,978,554 Ordinary Shares outstanding as of December 31, 2014, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Pontifax Management 2 G.P. (2007) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 921,260*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 921,260*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 921,260*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%**
12	TYPE OF REPORTING PERSON (See Instructions): CO

*See Item 4.
** Based on 11,978,554 Ordinary Shares outstanding as of December 31, 2014, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tomer Kariv
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 921,260*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 921,260*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 921,260*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%**
12	TYPE OF REPORTING PERSON (See Instructions): IN

*See Item 4.
** Based on 11,978,554 Ordinary Shares outstanding as of December 31, 2014, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ran Nussbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 921,260*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 921,260*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 921,260*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.7%**
12	TYPE OF REPORTING PERSON (See Instructions): IN

*See Item 4.
** Based on 11,978,554 Ordinary Shares outstanding as of December 31, 2014, based on information provided to the reporting persons by the issuer.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 9 of 12 Pages

Item 1.

1)	Name of Issuer:
ReWalk Robotics Ltd. (the "Company")

2)	Address of Issuer’s Principal Executive Offices:
Kochav Yokneam Building, Floor 6
P.O. Box 161, Yokneam Ilit l3 20692, Israel

Item 2.

(a) - (c): The following are the (i) names of the reporting persons (the “Reporting Persons”), (ii) place of organization, principal business, and address of the principal business or office of each Reporting Person that is a corporation, and (iii) citizenship of each Reporting Person who is a natural person:

1)
Pontifax (Cayman) II, L.P. ("Pontifax Cayman") is a limited partnership registered in the Cayman Islands. Pontifax Cayman's business address is c/o Pontifax Management 2 G.P. (2007) Ltd., 14 Shenkar Street, Beit Ofek, Herzeliya Pituach 46140, Israel.

2)
Pontifax (Israel) II, L.P. ("Pontifax (Israel) II, L.P.") is a limited partnership registered in Israel. Pontifax (Israel) II, L.P.'s business address is c/o Pontifax Management 2 G.P. (2007) Ltd., 14 Shenkar Street, Beit Ofek, Herzeliya Pituach 46140, Israel.

3)
Pontifax (Israel) II—Individual Investors, L.P. ("Pontifax (Israel) II – Individual Investors", and together with Pontifax Cayman and Pontifax (Israel) II, L.P., the "Pontifax Partnerships") is a limited partnership registered in Israel. Pontifax (Israel) II—Individual Investor’s business address is c/o Pontifax Management 2 G.P. (2007) Ltd., 14 Shenkar Street, Beit Ofek, Herzeliya Pituach 46140, Israel.

4)
Pontifax Management II L.P. (“Pontifax Management”) is a limited partnership registered in Israel. Pontifax Management’s business address is c/o Pontifax Management 2 G.P. (2007) Ltd., 14 Shenkar Street, Beit Ofek, Herzeliya Pituach 46140, Israel.

5)
Pontifax Management 2 G.P. (2007) Ltd. (“Pontifax Management GP”) is an Israeli company. Pontifax Management GP’s business address is c/o Pontifax Management 2 G.P. (2007) Ltd., 14 Shenkar Street, Beit Ofek, Herzeliya Pituach 46140, Israel.

6)	Tomer Kariv is an Israeli citizen. Mr. Kariv’s business address is c/o Pontifax Management 2 G.P. (2007) Ltd., 14 Shenkar Street, Beit Ofek, Herzeliya Pituach 46140, Israel.

7)	Ran Nussbaum is an Israeli citizen. Ran Nussbaum’s business address is c/o Pontifax Management 2 G.P. (2007) Ltd., 14 Shenkar Street, Beit Ofek, Herzeliya Pituach 46140, Israel.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 10 of 12 Pages

(d)	Title of Class of Securities:

Ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares").

(e)	CUSIP Number:

M8216Q-10-1

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e)	☐	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership.

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

Pontifax Management is the general partner of the Pontifax Partnerships, and Pontifax Management GP is the general partner of Pontifax Management. Each of Tomer Kariv and Ran Nussbaum is a director of Pontifax Management GP and, as such, hold voting and/or dispositive power over the shares held by the Pontifax Partnerships and may be deemed to share beneficial ownership of the Issuer Shares held by Pontifax Partnerships. Each of Mr. Kariv and Mr. Nussbaum disclaims beneficial ownership of all Issuer Shares held by Pontix Partnerships.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 11 of 12 Pages

           Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Instruction: Dissolution of a group requires a response to this item.

Not Applicable.

Item 5.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 6.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 7.	Identification and Classification of Members of the Group.

Not Applicable.

Item 8.	Notice of Dissolution of Group.

Not Applicable.

Item 9.	Certification.

Not Applicable.

CUSIP No. M8216Q-10-1	SCHEDULE 13G	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

February 12, 2015

PONTIFAX (CAYMAN) II, L.P.
PONTIFAX (ISRAEL) II, L.P.
PONTIFAX (ISRAEL) II—INDIVIDUAL INVESTORS, L.P.
PONTIFAX MANAGEMENT II L.P.
PONTIFAX MANAGEMENT 2 G.P. (2007) LTD.
TOMER KARIV
RAN NUSSBAUM

/s/ Tomer Kariv
Tomer Kariv
Director
Pontifax Management 2 G.P. (2007) Ltd.

For itself and on behalf of Pontifax (Cayman) II, L.P., Pontifax
(Israel) II, L.P., Pontifax (Israel) II—Individual Investors, L.P.,
Pontifax Management II L.P., Tomer Kariv and Ran
Nussbaum, pursuant to an agreement annexed as Exhibit 1 hereto.